# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUDDIA INC., CIK 0001554818
CUSIP: 05072K305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1680 38TH STREET, SUITE 130, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038499

## Reporting persons
- Cavalry Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,632; sole dispositive power 0; shared dispositive power 19,632; aggregate amount beneficially owned 19,632 (3% of the class)
- WVP Emerging Manager Onshore Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,131; sole dispositive power 0; shared dispositive power 8,131; aggregate amount beneficially owned 8,131 (1.2% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 27,763; sole dispositive power 0; shared dispositive power 27,763; aggregate amount beneficially owned 27,763 (4.2% of the class)
- Cadence Hill Opportunity Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,855; sole dispositive power 0; shared dispositive power 7,855; aggregate amount beneficially owned 7,855 (1.2% of the class)
- Cavalry Fund I Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,855; sole dispositive power 0; shared dispositive power 7,855; aggregate amount beneficially owned 7,855 (1.2% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 35,618; sole dispositive power 0; shared dispositive power 35,618; aggregate amount beneficially owned 35,618 (5.4% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 27,763; sole dispositive power 0; shared dispositive power 27,763; aggregate amount beneficially owned 27,763 (4.2% of the class)

## Item 1. Issuer
Name of issuer: AUDDIA INC.
Address of issuer's principal executive offices: 1660 38th Street, Suite 130, Boulder, Colorado 80301

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Cavalry Fund I LP, a Delaware limited partnership ("Cavalry Fund I");

(ii) WVP Emerging Manager Onshore Fund LLC, Delaware limited liability company ("WVP Fund");

(iii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iv) Cadence Hill Opportunity Fund, LP, a Delaware limited partnership ("Cadence Fund," together with Cavalry Fund I and WVP Fund, the "Funds");

(v) Cavalry Fund I Management LLC, a Delaware limited liability company ("Cavalry Fund I Management");

(vi) Thomas Walsh ("Mr. Walsh"); and

(vii) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The shares of common stock, par value $0.001 per share (the "Common Stock") of Audia Inc. (the "Issuer") reported herein are held by the Funds. C/M Capital Partners is the investment manager to Cavalry Fund I and WVP Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Cavalry Fund I Management is the investment manager to Cadence Fund. Mr. Walsh is the managing member of the general partner of Cavalry Fund I Management. Messrs. Walsh and Juchno disclaim beneficial ownership of any shares of Common Stock held by the Funds.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of Cavalry Fund I, Cadence Fund and C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Each of WVP Fund and Cavalry Fund I Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 664,959 shares of Common Stock outstanding as of July 31, 2025, as reported on the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 5, 2025.
Percent of class: 5.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Cavalry Fund I LP: /s/ Thomas Walsh, By: Cavalry Fund I GP LLC, General Partner, By: Thomas Walsh, Manager (08/07/2025)
- WVP Emerging Manager Onshore Fund LLC: /s/ Thomas Walsh, By: Cavalry Fund I GP LLC, General Partner, By: Thomas Walsh, Manager (08/07/2025)
- C/M Capital Partners, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (08/07/2025)
- Cadence Hill Opportunity Fund, LP: /s/ Thomas Walsh, By: Cavalry Fund GP, LLC, General Partner, By: Thomas Walsh, Managing Member (08/07/2025)
- Cavalry Fund I Management LLC: /s/ Thomas Walsh, Thomas Walsh, Manager (08/07/2025)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (08/07/2025)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (08/07/2025)